INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING

of

SILVER STANDARD RESOURCES INC.

to be held on

WEDNESDAY, MAY 11, 2011

INFORMATION CIRCULAR

SILVER STANDARD RESOURCES INC.
Suite 1400 - 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

(all information as at April 6, 2011 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Silver Standard Resources Inc. (the “Company”) for use at the Annual and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, May 11, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔ % of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing. In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with the instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognised to make motions or vote at the Meeting.

Non-registered Shareholders

Many shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders: those who object to their name being made known to the issuers of securities which they own (called OBOs, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs, for Non-Objecting Beneficial Owners). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge Financial Solutions Inc., to whom many intermediaries delegate investor communications) to NOBOs.

This year, we have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them. As a result NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF. In this regard, Computershare is required to follow the voting instructions properly received from NOBOs. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive. NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIFs that are to be returned to Computershare. A VIF cannot be used to vote shares directly at the Meeting. Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO in the space provided, and attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person. OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to the registered office of the Company at 1400 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

Only registered Shareholders have the right to revoke a proxy. OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at the date hereof, the Company has issued and outstanding 80,088,236 fully paid and non-assessable common shares, each share carrying the right to one vote. The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on April 6, 2011 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33⅓ % of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Royce & Associates, LLC	8,831,025	11.07%

NUMBER OF DIRECTORS

The Board of Directors of the Company presently consists of seven directors and it is proposed to fix the number of directors for the following year at six. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting. The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for fixing the number of directors at six, unless instructed otherwise.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”). Except for John Smith, all of the current nominees were elected as directors by the shareholders at last year’s annual general meeting and have agreed to serve as directors if elected. Mr. John Smith was appointed as a director and the Company’s President and Chief Executive Officer on August 6, 2010.

At the Meeting, the Company will ask shareholders to vote for the election of the six nominees proposed by the Company as directors. Each holder of common shares will be entitled to cast their votes for or withhold their votes from the election of each director. The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2009, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Chair of the Board of Directors promptly following the shareholder’s meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it.

In considering whether or not to recommend acceptance of the resignation, the Corporate Governance and Nominating Committee will consider all factors deemed relevant by members of such Committee. The Corporate Governance and Nominating Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors. The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting. A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered.

Nominees

The following charts provide information on the six nominees proposed for election as directors, the province or state and country in which each is ordinarily resident, and the period or periods during which each has served as a director. Included in these charts is information relating to the nominees’ membership on committees of the Board, other public board memberships held in the past five years, and Board and committee meeting attendance in the 12 months ended December 31, 2010. In that period, the Board of Directors held 13 regularly scheduled and special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled over a year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. All nominees attended more than 100% of applicable Board and committee meetings. Mr. David L. Johnston, who has served as a director of the Company since May 17, 2000, will not stand for reelection at the Meeting.

The charts also show present principal occupation and principal occupations held in the last five years, if different. In addition, the charts show the nominees’ current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options and deferred share units (DSUs) (each equivalent in value to a common share) credited to each nominee. The total equity value of common shares and DSUs held as at December 31, 2010 is presented in Canadian dollars.

A.E. Michael Anglin
Berkeley California, USA Age: 56 Director Since: August 7, 2008 2010 – Not Independent 2011 – Not Independent	Mr. Anglin has been a member of our Board of Directors since August 2008 and more recently was the interim President and CEO of the Company from January 19, 2010 until August 6, 2011. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and later attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.
	Other Public Company directorships in the past five years				Area of Expertise
	Emberclear Corp (February 2011 – Present)				Mining Operations Project Construction Mineral Reserves and Resources Safety and Security, Environment and Health Government Relations
	Board/Committee Membership (1)			Attendance
	Board Safety and Sustainability			13 of 13 4 of 4		100% 100%
Options, Common Shares and DSUs (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2010	50,000	Nil	13,042	13,042	$364,663(2)
	2009	50,000	Nil	7,030	7,030	$154,491(3)

(1)	Mr. Anglin was appointed as a member of the Audit Committee on August 7, 2008 and was replaced by Mr. Tomsett upon his appointment as interim President and Chief Executive Officer on January 19, 2010.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

John R. Brodie, FCA
West Vancouver, British Columbia, Canada Age: 66 Director Since: January 10, 2006 Independent	Mr. Brodie is the Chair and the financial expert of our Audit Committee. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession.
	Other Public Company directorships in the past five years				Area of Expertise
Ag Growth International Inc. (May 2004 – Present)
Far West Mining Inc. (November 2003 - Present)
Western Coal Corp. (May 2005 – Present)
Wildcat Silver Corp. (July 2008 – Present)

Copper Belt Resources (June 2005 – 2008)
Cross Lake Minerals Ltd. (October 2008 – January 2010)
Pacific Safety Products Inc. (September 2005 – September 2010)
	Rubicon Minerals Corporation (January 2005 - March 2010)				Accounting, Audit and Finance International and Business Tax Human Resources and Compensation Corporate Governance Environment and Health
	Board/Committee Membership			Attendance
	Board Audit Compensation			13 of 13 8 of 8 10 of 10		100% 100% 100%
Options, Common Shares and DSUs (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2010	94,000	Nil	9,535	9,535	$266,600(1)
	2009	119,000	Nil	5,431	5,431	$185,235(2)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

Richard C. Campbell, MBE
Vancouver, British Columbia, Canada Age: 64 Director Since: August 7, 2008 Independent	Mr. Campbell is the Chair of our Safety and Sustainability Committee. Mr. Campbell graduated with a Bachelor of Science (Honours) degree in Geology from Glasgow University in 1969. He spent the following 32 years with British Petroleum (“BP”), most recently serving as President of BP Alaska before retiring in 2001. Mr. Campbell was awarded membership of the Order of British Empire (MBE) by Queen Elizabeth II in 1994 for his contribution to British commercial interests in Colombia while serving as President of BP in Colombia.
	Other Public Company directorships in the past five years				Area of Expertise
	None				Safety, Security, Environment and Health Corporate Governance Government Relations Operations and Construction Shareholder Communications
	Board/Committee Membership			Attendance
	Board Compensation(1) Corporate Governance and Nominating Safety and Sustainability			13 of 13 3 of 3 4 of 4 4 of 4		100% 100% 100% 100%
Options, Common Shares and DSUs (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2010	50,000	2,000	10,974	12,974	$306,851(2)
	2009	50,000	2,000	6,429	8,429	$185,235(3)

(1)	Mr. Campbell was appointed to the Compensation Committee on May 11, 2010.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

Richard D. Paterson
Hillsborough, California, USA Age: 68 Director Since: August 7, 2008 Independent	Mr. Paterson is the Chair of our Compensation Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.
	Other Public Company directorships in the past five years				Area of Expertise
	North American Energy Partners Inc. (November 2006 – November 2007)				Accounting, Audit and Finance Tax Information Systems Public Reporting Human Resources and Compensation
	Board/Committee Membership			Attendance
	Board Audit Compensation			13 of 13 8 of 8 10 of 10		100% 100% 100%
Options, Common Shares and DSUs (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2010	50,000	Nil	14,452	14,452	$404,088(1)
	2009	50,000	Nil	8,475	8,475	$186,246(2)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

John Smith
Vancouver, British Columbia, Canada Age: 54 Director Since: August 6, 2010 Not Independent	Mr. Smith has over 30 years of varied experience in the resources industry. He started his career in the North Sea oil industry and has spent the last 18 years with BHP Billiton, most recently as Vice President, Resourcing and Development, based in Melbourne, Australia. He has worked in various operational, strategic, M&A, and commercial roles within BHP Billiton, including over three years as CEO of the BHP Billiton Mitsubishi Alliance, which operates one of the world’s largest coal operations in the Bowen Basin of Queensland, consisting of nine mines, a port, and 4,000 employees. Under his leadership, four of the mines completed significant expansion projects, one new mine was brought into operation, and a tenth mine was developed to within a year of production. He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA with Distinction from Aberdeen University.
	Other Public Company directorships in the past five years				Area of Expertise
	Pretium Resources Inc. (December 2010 – present)				Mining Operations Project Construction Strategy and Development Mergers and Acquisitions
	Board/Committee Membership			Attendance
	Board(1)			4 of 4		100%
Options, Common Shares and DSUs (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2010	500,000	Nil	Nil	Nil	$Nil

(1)	Mr. Smith was appointed as a Director and President and CEO on August 6, 2010.

Peter W. Tomsett
West Vancouver, British Columbia, Canada Age: 53 Director Since: November 7, 2006 Independent	Mr. Tomsett is the Chair of our Board as well as the Chair of the Corporate Governance and Nominating Committee. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation.
	Other Public Company directorships in the past five years				Area of Expertise
Equinox Minerals Limited (July 2007 - Present)
North American Energy Partners Inc. (November 2006 - Present)
Talisman Energy Inc. (December 2009 - Present)

Africo Resources Ltd. (December 2006 – June 2007)
	Placer Dome Inc. (September 2004 – January 2006)				Mining Operations Project Construction Finance Corporate Governance Human Resources and Compensation Safety, Security, Environment and Health Shareholder Communications
	Board/Committee Membership			Attendance
	Board Audit Corporate Governance and Nominating(1)			13 of 13 8 of 8 3 of 3		100% 100% 100%
Options, Common Shares and DSUs (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2010	154,000	Nil	30,663	30,663	$857,362(2)
	2009	154,000	Nil	18,488	18,488	$406,291(3)

(1)	Mr. Tomsett was appointed as Chair of the Corporate Governance and Nominating Committee on May 11, 2010.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

To the best of management’s knowledge, except, as disclosed below, no proposed director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On October 14, 2008, Cross Lake Minerals Ltd. (“Cross Lake”), a company of which Mr. Brodie was a director, was the subject of insolvency proceedings under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”). Mr. Brodie was appointed a director on October 24, 2008, after the proceedings commenced, to assist with the re-organization of Cross Lake because of his experience and expertise in corporate restructurings. PricewaterhouseCoopers LLP was appointed as Monitor of Cross Lake’s business affairs to assist in its developing a reorganization plan. On the successful completion of the restructuring of Cross Lake, Mr. Brodie resigned from the board.

Mr. Paterson was a director of a private company, Propex Inc. which filed for bankruptcy protection under Chapter 11 in 2008.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Unless otherwise stated, compensation amounts contained in this section are reported in US dollars, the currency the Company uses in its financial statements.

Named Executive Officers

Set out on page 15 below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither one of our executive officers nor acting in a similar capacity at the end of that financial year.

As at December 31, 2010, the end of the Company’s most recently completed financial year, we had seven Named Executive Officers, whose names and positions held with the Company are set out in the summary compensation table on page 15 below. Included in our Named Executive Officers are Dr. Robert A. Quartermain, who served as our President and Chief Executive Officer until January 19, 2010, and A.E. Michael Anglin, who served as our interim President and Chief Executive Officer from January 19, 2010 until August 6, 2010.

Compensation Discussion & Analysis

Compensation Philosophy and Principles

The Company recognizes that people are our primary asset and our principal source of competitive advantage. The success of the Company depends upon a group of highly qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company. Highly skilled and motivated executives greatly enhance the Company’s ability to produce superior results for its shareholders and to be a leader within its industry. In 2010, the Company adopted an Executive Compensation Philosophy, the purpose of which is to detail the Company’s goals, principles and limitations in regard to executive compensation. This philosophy is intended to guide the Company in establishing a foundation for executive compensation decisions. Executive compensation at the Company is performance-based, driven by the achievements of the individual and the Company.

The goal for the Company’s executive compensation program is to provide a total compensation package that is competitive in the industry, flexible, and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is very labor competitive and this situation may continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As the Company transitions from an exploration stage company to an operating mining company, the necessary experienced talent will primarily be drawn from mid-tier and senior producer companies within the mining industry.

In order to accomplish its goals and to ensure that the Company’s executive compensation program is consistent with its stated mission and strategy, the Board of Directors has approved the following philosophy statements: (1) The Company will provide a competitive and flexible compensation program that will attract, motivate and retain the highly qualified individuals necessary to grow our business. Our desire is to motivate employees to achieve higher levels of performance and to appropriately reward those employees for their efforts; and (2) Compensation programs will emphasize a “pay-for-performance” system, in which an individual’s long-term compensation and career advancement are dependent upon both individual and Company performance, with an objective of increasing long-term shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established metrics/formulae.

There are four components to the Company’s “pay-for-performance” system: base salary; short-term incentive compensation; long-term incentive compensation; and non-cash compensation.

Base Salary. Annual base salary must be considered in the context of the total compensation package. Generally, we will target to be competitive within our defined peer group (discussed below) and market place where we compete for talent. Salaries are reviewed annually and base salaries may be adjusted based on changes within the competitive market of our peer group, an individual’s evaluated performance and his or her direct manager’s assessment.

Short-term Incentive. The objective of the short-term incentive program at the Company is to put variable pay at risk, motivate the executive to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan. The short-term incentive plan is based on the achievement of both corporate and individual goals. Corporate goals are derived from the Company’s annual business plan and are typically 5 – 7 in number. Bonuses are scaled depending on actual performance compared to the expected performance set out in the Company’s business plan. The CEO develops 2 – 3 individual goals for each of the senior management that directly report to him. Individual goals for the CEO are developed by the Board of Directors. As we transition to an operating company, we will continue to strive to provide superior compensation for employees who deliver superior results.

Long-Term Incentive (“LTI”). The objective of the LTI program is to ensure the appropriate level of long-term reward/risk to motivate executive performance and provide retention of senior management. Previously, our LTI program consisted of only Company stock options. In 2010, our Board of Directors approved a new LTI program, which was introduced in January 2011. The new LTI program for our executive participants includes Performance Share Units (PSUs) in addition to stock options. The PSUs are intended to bring better alignment of executive risk/rewards measured by total returns to the Company’s shareholders relative to our defined peer group. Under the new LTI plan, executive participants will be eligible for PSU grants on an annual basis, subject to Board approval. The PSUs will have a three year cliff-vesting period, and the potential payout at the end of the period will range from 0 to 200% of the initial grant, depending on results. The payout will be based on a “Total Shareholder Return” calculation at the end of the three year vesting period, measured against the Total Shareholder Return of our defined peer group. The peer group has been established by the Board of Directors and will be reviewed annually for continued appropriateness.

The following are the companies in our current peer comparator group which are used, in addition to the price of silver, to calculate the Company’s relative Total Shareholder Return: Alamos Gold Inc.; Allied Nevada Gold Corp.; Compania de Minas Buenaventura, Centamin Egypt Ltd.; Coeur d’Alene Mines Corporation; European Goldfields Limited; Fresnillo plc; Gammon Gold Inc.; Golden Star Resources Inc.; Hecla Mining Company; Hochschild Mining; Iamgold Corporation; New Gold Inc.; Northgate Minerals Corporation; Novagold Resources Inc.; Minefinders Corp.; Pan American Silver Corp.; Silver Wheaton Corp. and Silvercorp Metals Inc.;

The criteria for choosing the comparator group was as follows: (a) companies with similar revenue and market capitalization and (b) companies that reflect the competitive marketplace for the Company’s executive talent.

Under the Company’s Stock Option Plan, grants are made annually at market price of the underlying stock and the options vest one-third annually on the first, second and third anniversaries of grant. The Board currently grants stock options with a term of seven years.

Under the Company’s new LTI plan, both PSU and stock option grants will be equal in dollar terms and the total value will be based on the individual’s position in the Company and the individual’s base salary.

Non-cash Compensation. In addition to the programs outlined above, executives at the Company will be eligible to participate in company provided Health and Welfare benefits, annual medical screenings, Retirement Savings Programs (Defined Contribution), paid time off and other perquisites. The Company reviews these benefits on a periodic basis to ensure competitiveness.

Named Executive Officer Compensation

Compensation for each of our Named Executive Officers is comprised of a base salary, a short term incentive award, a long-term incentive award and non-cash compensation. We have commenced transitioning from an exploration company to an operating mining company and have not traditionally had revenue; accordingly, our prior compensation program was developed for a company without revenue and was designed to provide maximum flexibility in determining executive compensation. In general terms, our new compensation program is intended to operate in an integrated manner to meet our objectives. Previously, in circumstances where we considered it prudent to conserve cash by paying salaries and awarding short term incentive bonuses in lower amounts than would otherwise be the case, we paid higher long term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program continued to be met.

The production and related revenue from Pirquitas in 2010 demonstrates our transitioning towards an operating mining company. With the assistance of external compensation consultants, in 2010 we designed a new compensation program which combines elements of our existing program and components appropriate for companies of similar size and scope of operations. Our goal is to align our compensation plan closer to that of similar sized producers to ensure we can attract and retain executive level talent. This new plan is comprised of the same core elements and adds new elements in LTI, but adjusts the balance of each element, while improving appropriate levels of risk / reward for both the Company and participants. The components of our 2010 Named Executive Officer Compensation Program are described below.

Base Salary

The base salary of our Named Executive Officers is designed to attract and retain Named Executive Officers that can contribute to our growth and to our transition from an exploration company to an operating mining company. During the last several years, competition among resource companies for skilled executive officers has been intense and the base salaries of newly hired Named Executive Officers have been established through negotiation in the market place. Base salary levels for each year are determined in March and are used to retain Named Executive Officers that contribute throughout the year to our growth and transition to an operating mining company. For 2010, base salaries for each Named Executive Officer were reviewed by our Compensation Committee and changes were approved by the independent members of the Board, in consultation with our CEO and based on discussion, analysis and review of data provided by the Hay Group on our relative peer group of companies and the PwC Canadian mining survey. In 2010, our Compensation Committee established and reviewed our peer group of companies, with which to benchmark the base salaries of our Named Executive Officers. In mid-2010, a base salary increase was awarded to our newly appointed COO, George Paspalas, to reflect the elevation of his role within the Company. In March 2010, base salary increases were awarded to the Named Executive Officers to reflect changes in the labor market, changes in our compensation structure and our transition to an operating mining company. The Company will continue to monitor relevant market data and our peer group, to ensure competitiveness of our base salaries for Named Executive Officers.

On August 6, 2010, the Board of Directors appointed John Smith as the Company’s President and Chief Executive Officer, and determined Mr. Smith’s compensation to include a base salary of C$625,000 annually and a short-term incentive target of 100% of base salary (actual payout will range from 0% to 200% of target based on results). Mr. Smith’s annual long-term incentive target will be 200% of base salary, comprised of 50% in Stock Options and 50% in Performance Share Units. Mr. Smith will be a member of the Board of Directors but will not receive any fees for his role as a director.

Short Term Incentive Award

Short-term incentive awards are used to reward Named Executive Officers for their performance during the year and to incentivize such individuals for the following year. The awards are comprised of cash bonuses in amounts determined by the Compensation Committee, in consultation with our CEO. The target annual short term incentive award ranges from 50% to 100% of base salary (actual payouts can range from 0 to 200% of target) for the Named Executive Officers. Cash bonuses were awarded to our Named Executive Officers, based on the Company’s achievement of corporate objectives as well as their own personal objectives that were established at the start of the year, as determined by our CEO and the Compensation Committee. For the Named Executive Officers, the short term incentive awards are weighted 70% for corporate objectives and 30% for personal objectives.

The Company’s corporate targets for 2010 were measured and based on the following factors: production of ounces of silver at the Pirquitas Mine; budgeted production costs; completion of feasibility studies and financing plans for certain of our mineral projects; exploration reserves increase; implementation of our “Safe for Life” program across the Company; and a reduction in environmental and community relations incidents. In 2010, it was determined that the Company achieved 84.8% of its corporate objectives out of a possible 100%. The Company overachieved on its safety and exploration objectives, but did not achieve full expectations on production, production cost, feasibility study and financing plans preparation, community relations and environmental objectives. The Named Executive Officers achievement of personal objective ranged from 75% to 200% of target.

For 2010, the Compensation Committee monitored and made improvements to the established short-term incentive award program that sets objective and subjective corporate performance goals and personal performance goals for all Named Executive Officers. These improvements focused on timing of the objectives-setting process and the format of how goals are measured. Annual performance objectives are established through consultation amongst the CEO, Named Executive Officers and the Compensation Committee, for final approval by the Board. The Compensation Committee will also review personal objectives for the CEO and recommend them to the Board of Directors for approval.

Long Term Incentive Awards

In 2010, the Compensation Committee approved a new long-term incentive approach which, as described above, utilizes both stock options and Performance Share Units. Stock options are used to retain our Named Executive Officers while aligning their interest with those of our shareholders by providing incentive to grow the Company and increase the wealth of our shareholders, through an increase in our share price. The vesting schedule for our stock options is currently as follows: 1/3 of options granted vest one year after the date of grant; 1/3 of options vest two years after the date of grant; and the final 1/3 of options vest three years after the date of grant. Also in 2010, the Compensation Committee amended the term of the stock options granted on a going-forward basis from 10 years to 7 years to better align with market practices.

The changes to our compensation program were designed to reflect our transition to an operating mining company and to provide a more balanced approach to compensation as well as establish an appropriate level of risk/reward for executive participants and the Company.

In January 2011, stock options and PSUs were granted to our Named Executive Officers. The number of options granted to each Named Executive Officer was reviewed by the Compensation Committee and approved by the Board, in consultation with our CEO. The Compensation Committee recommended the grant of options after discussion without formal objectives, criteria or analysis, with taking into account individual performance, targets under our new approach to LTI, participant’s ability to contribute to our long term growth and the need to retain our Named Executive Officers. The Compensation Committee also approved a one-time transition award of PSUs for executive participants, to address the transition to the new LTI approach and differences in vesting schedules of PSUs compared to stock options. These one-time awards of PSUs were granted with a two-year cliff vesting schedule and the grant amounts were equal to 100% of each participant’s base salary.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in the Company’s common shares since December 31, 2006, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.
Comparison of Five Year Total Common Shareholder’s Return
(as at December 31 of each year)

For the financial years ended	2006	2007	2008	2009	2010
Common Shares of Silver Standard Resources Inc.	100.00	100.70	54.33	64.25	77.68
S&P / TSX Composite Total Returns Index	100.00	109.83	73.58	99.38	116.87

Under our existing compensation program, base salary and short-term incentive awards for each year are determined in March in conjunction with the assessment of our previous year-end results. Long-term incentive awards for each year are determined in January for all executive participants, to align with the start of the measurement period for PSUs and adhere to appropriate taxation regulations. From 2004 to mid-2007, of our Named Executive Officers, only Dr. Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton were employed by us. During this period their compensation (base salary, short term incentive awards and long term incentive awards) increased with the trend for this period in the above graph. Midway through 2007, Tom S.Q. Yip and George N. Paspalas became executive officers and their base salary and long term incentive awards were determined by competitive compensation levels then prevailing in the market place. In December 2007, the base salaries of our Named Executive Officers increased due to the continued competition for skilled executive officers though the trend of the above graph remained flat. For this period, short term incentive awards and long term incentive awards decreased from prior years for Dr. Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton (George N. Paspalas and Tom S.Q. Yip were not employed during the comparative period), while the trend line in the above graph remained flat. In December 2008, base salaries for our Named Executive Officers were not increased and short term incentive awards were decreased due to the global financial crisis, in keeping with the downward trend of the above graph. In order to retain key employees through the global financial crisis, long term incentive awards were increased during that period in contrast to the downward trending graph. In mid-2009, base salary increases were awarded to the VP Exploration and the Senior VP Corporate Development in keeping with the upward trend in the graph. In December 2009, base salary increases were not awarded to the Named Executive Officers as the Company was in the process of reviewing its total executive compensation program and establishing a compensation peer comparator group. This group of peer companies is evaluated on a periodic basis by the CEO, with input from the Company’s operations leadership, corporate development group, independent compensation consultants, the VP of Human Resources and the Compensation Committee, who, in turn, recommend the peer group for approval by the Board. In 2010, the salaries of Named Executive Officers were increased to reflect our changing status and the increasingly competitive market for talent.

Option-Based Awards

Prior to adapting our new compensation program, the granting of stock options was based on discussion by our Compensation Committee, in consultation with our CEO, taking into account market conditions and prior option grants. The Compensation Committee, in consultation with our CEO, periodically assesses our stock option plan and recommends any proposed amendments to our Board of Directors for approval. In accordance with the Toronto Stock Exchange requirements, our shareholders are required to reapprove the stock option plan every three years.

Summary Compensation Table

The following table is a summary of compensation paid in the Company’s previous three financial years to our Named Executive Officers for our most recently completed fiscal year. The salaries for the Named Executive Officers are stated in US dollars, but are paid in Canadian dollars.

Name and principal position	Year	Salary ($) (1)	Option-based awards ($) (11)	Non-equity incentive plan compensation ($)		All other compensation(8) ($)	Total compensation ($)
				Annual incentive plans (7)	Long- term incentive plans
John Smith President and CEO	2010 2009 2008	252,856 N/A N/A	5,243,314(3) N/A N/A	291,290 N/A N/A	Nil N/A N/A	48,548 N/A N/A	5,836,008 N/A N/A
A.E. Michael Anglin (9)	2010 2009	288,004 N/A	Nil N/A	Nil N/A	Nil N/A	165,064(9) N/A	453,068 N/A

Name and principal position	Year	Salary ($) (1)	Option-based awards ($) (11)	Non-equity incentive plan compensation ($)		All other compensation(8) ($)	Total compensation ($)
				Annual incentive plans (7)	Long- term incentive plans
Interim President and CEO	2008	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Robert A. Quartermain President and CEO	2010 2009 2008	122,264 372,154 398,687(2)	Nil 1,480,736(5) 1,167,917(6)	Nil Nil 93,809	Nil Nil Nil	1,156,223(10) 11,837 12,117	1,278,487 1,864,727 1,672,530
Tom S.Q. Yip Vice President, Finance and CFO	2010 2009 2008	268,958 227,671 243,902(2)	Nil 473,730(5) 233,583(6)	172,754 60,967(7) 23,452	Nil Nil Nil	59,229 10,552 10,347	500,941 772,920 511,284
George N. Paspalas Senior Vice President, Operations	2010 2009 2008	349,953 280,210 300,188	443,339(4) 1,274,080(5) 934,334(6)	109,719 190,280(7) 79,737	Nil Nil Nil	590,633(10) 21,804 20,828	1,493,644 1,766,374 1,335,087
Joseph J. Ovsenek Senior Vice President, Corporate Development	2010 2009 2008	316,536 251,022 257,974(2)	Nil 1,274,080(5) 934,334(6)	238,849 131,320(7) 79,737	Nil Nil Nil	107,777 9,030 9,674	663,162 1,665,452 1,281,719
Kenneth C. McNaughton Vice President, Exploration	2010 2009 2008	252,452 186,806 187,617(2)	Nil 888,791(5) 389,306(6)	186,234 70,041 46,904	Nil Nil Nil	109,962 11,675 11,944	548,648 1,157,313 635,771

(1)

Named Executive Officers are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.0299 for 2010, 1.142 for 2009 and 1.006 for 2008. Base salaries were: Mr. Smith C$260,000 (2009 and 2008 – nil); Mr. Anglin C$297,000 (2009 and 2008 – nil); Dr. Quartermain C$126,000 (2009 - $425,000; 2008 - $425,000); Mr. Yip C$277,000 (2009 – C$260,000; 2008 - C$260,000); Mr. Paspalas C$360,000 (2009 – C$320,000; 2008 – C$320,000); Mr. Ovsenek C$326,000 (2009 - C$286,667; 2008 - C$275,000) and Mr. McNaughton C$260,000 ($2009 – C$213,333; 2008 – C$200,000). Base salaries for Messrs. Smith, Anglin and Quartermain represent amounts paid for their period of service during the year.

(2)

A portion of the salaries of certain of the Named Executive Officers was recovered from a related company under a management services agreement. The management services agreement was terminated during the year ended December 31, 2008.

(3)

Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of August 13, 2010 with a grant price of C$17.38/share, an expected volatility of 53%, an average risk-free interest rate of 2.96% and an expected life of the option of 6.5 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(4)

Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of June 4, 2010 with a grant price of C$18.99/share, an expected volatility of 53%, an average risk-free interest rate of 2.85% and an expected life of the option of 6.5 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(5)

Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 16, 2009 with a grant price of C$24.41/share, an expected volatility of 55%, an average risk-free interest rate of 2.8% and an expected life of the option of 6.1 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(6)

Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 11, 2008 and a grant price of C$11.50/share, an expected volatility of 61%, an average risk-free interest rate of 3.0% and an expected life of the option of 6.5 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(7)

Includes the payment of special recognition bonus payments in 2009 of C$92,000 to Mr. Paspalas for the construction completion of the Pirquitas Mine, and C$20,000 to Mr. Ovsenek and C$7,500 to Mr. Yip for financing activities. Annual Incentive bonus awards for the 2010 fiscal year were determined and paid to the Named Executive Officers in 2011.

(8)

All Other Compensation for Named Executive Officers is comprised of payments for membership fees, car allowance, term life insurance payments and group registered retirement savings plan (“RRSP”) payments made by us on their behalf, as applicable. In 2010, this includes payments with respect to participation in the Pretium Resources Inc (“Pretium”) Initial Public Offering whereby the company matched the executives purchase of Pretium common shares at a rate of 1 for 2 shares purchased up to a limit of C$50,000 for Messrs. Smith, Yip and Paspalas and up to C$100,000 for Messrs. Ovsenek and McNaughton.

(9)

Mr. Anglin was the interim CEO from January 19, 2010 until August 6, 2010, when Mr. Smith joined the Company. Mr. Anglin received $288,004 for services as interim CEO and $165,064 for services as a Director, which is disclosed under Directors’ Compensation, below.

(10)	Includes termination or resignation payment per agreement, vacation payout, memberships and group registered savings plan.
(11)	There were no general option-based awards made in 2010 to Named Executive Officers as the Company transitioned to the new LTI program commencing on January 1, 2011.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2010. Our Named Executive Officers do not have any outstanding share-based awards.

	Number of securities
	underlying unexercised			Value of unexercised in-
	options	Option exercise price		the-money options(1)
Name	(#)	(C$)	Option expiration date	($)
John Smith	500,000	17.38	Aug 13, 2020	5,243,314(4)
A.E. Michael Anglin	50,000	29.02	Aug. 7, 2013	-
Dr. Robert A. Quartermain	200,000	21.30	July 27, 2011	1,309,069
	400,000	35.34	Dec. 12, 2011	-
	100,000	36.14	Jan. 19, 2012(5)	-
	100,000	11.50	Jan. 19, 2012(5)	1,639,855(2)
	125,000	24.41	Jan. 19, 2012(5)	427,307(3)
Tom S.Q. Yip	150,000	38.88	July 17, 2012	-
	50,000	36.14	Dec. 18, 2012	-
	30,000	11.50	Dec. 11, 2018	491,957(2)
	40,000	24.41	Dec. 16, 2019	136,738(3)
George N. Paspalas	200,000	40.62	Dec. 31, 2011(5)	-
	50,000	36.14	Dec. 31, 2011(5)	-
	95,000	11.50	Dec. 31, 2011(5)	1,557,862(2)
	107,500	24.41	Dec. 31, 2011(5)	367,484(3)
	50,000	18.99	Dec. 31, 2011(5)	443,394(4)
Joseph J. Ovsenek	4,800	21.30	Mar. 17, 2011(6)	31,418
	200,000	35.34	Mar. 17, 2011(6)	-
	50,000	36.14	Mar. 17, 2011(6)	-
	120,000	11.50	Mar. 17, 2011(6)	1,967,826(2)
	107,500	24.41	Mar. 17, 2011(6)	367,484(3)
Kenneth C. McNaughton	100,000	35.34	Mar. 17, 2011(6)	-
	30,000	36.14	Mar. 17, 2011(6)	-
	33,334	11.50	Mar. 17, 2011(6)	546,629(2)
	75,000	24.41	Mar. 17, 2011(6)	256,384(3)

(1)

Calculated based on the difference between the market price of our shares on the TSX on December 31, 2010 (C$27.81) and the exercise price of the option. Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

(2)	Options awarded during the year ended December 31, 2008 vest one-third per year commencing on December 11, 2009 and have a ten year term
(3)	Options awarded during the year ended December 31, 2009 vest one-third per year commencing on December 16, 2010 and have a ten year term.
(4)	Options awarded during the year ended December 31, 2010 vest one-third per year commencing on August 13, 2011 and June 4, 2011 and have a ten year term.
(5)	Options expiry date determined by contractual termination benefits.
(6)	Options expiry date determined following resignation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2010.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name	($)	($)	($)
John Smith	Nil	N/A	291,290
A.E. Michael Anglin	Nil	58,258(3)	Nil
Dr. Robert A. Quartermain	831,682(1)	N/A	Nil
	90,301(2)
Tom S.Q. Yip	166,336(1)	N/A	172,754
	28,896(2)
George N. Paspalas	665,346(1)	N/A	109,719
	77,658(2)
Joseph J. Ovsenek	665,346(1)	N/A	238,849
	77,658(2)
Kenneth C. McNaughton	277,233(1)	N/A	186,234
	54,180(2)

(1)

Calculated based on the difference between the market price of our shares on the TSX on December 10, 2010 (C$28.29) and the exercise price of the option (C$11.50). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0094 at December 11, 2010.

(2)

Calculated based on the difference between the market price of our shares on the TSX on December 16, 2010 (C$26.59) and the exercise price of the option (C$24.41). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0059 at December 16, 2010.

(3)	Share-based award was in the form of DSUs in Mr. Anglin’s capacity as a director.

Termination and Change of Control Benefits

Termination Agreement with George Paspalas, Former Chief Operating Officer

On December 10, 2010, the Company and George Paspalas entered into a transition agreement in respect of Mr Paspalas’ resignation as the Company’s Chief Operating Officer, effective January 7, 2011. Pursuant to the terms of the transition agreement, Mr. Paspalas was paid an amount equivalent to one times his current annual base salary of C$389,400 and C$113,000 for payment in lieu of bonus, based on the average annual bonus earned in the three immediately preceding years. Under the terms of the transition agreement, Mr. Paspalas’ existing stock options shall continue to vest and be exercisable until the end of the termination period, which concludes on December 31, 2011, after which all of Mr. Paspalas’ stock options shall expire. In the event of a merger or a take-over of the Company, the Stock Option Plan currently in effect at the time of the merger or take-over shall govern the rights and obligations in respect of Mr. Paspalas stock options.

Resignations of Joseph Ovsenek, Former Senior Vice President, Corporate Development and Ken McNaughton, Former Senior Vice President, Exploration

In January of 2011, Mr. Joseph Ovsenek and Mr. Ken McNaughton resigned as our Senior Vice President, Corporate Development and Senior Vice President, Exploration, respectively; Mr. Ovsenek was paid C$245,991 for his 2010 short-term incentive earned, and Mr. McNaughton was paid C$191,802 for his 2010 short-term incentive earned.

Contract with Dr. Robert A. Quartermain, Former President and CEO

On January 19, 2010, the Company and Dr. Quartermain entered into a transition agreement in respect of Dr. Quartermain’s resignation as the Company’s President and CEO. Pursuant to the terms of the agreement, Dr. Quartermain was paid an amount equivalent to two times his current annual base salary of C$425,000 (C$850,000), C$250,000 for payment in lieu of bonus based on the average annual bonus earned in the three immediately preceding years, and a lump sum severance payment of C$125,000 (total C$1,225,000). Under the terms of the transition agreement, Dr. Quartermain’s existing stock options shall continue to vest and be exercisable until the end of the severance period, which concludes on January 19, 2012, after which all of Dr. Quartermain’s stock options shall expire with the exception of the December 2009 grant of stock options which stock options shall continue to vest and be exercisable until December 31, 2012, whereupon such options shall expire. In the event of a merger or a take-over of the Company, the Stock Option Plan currently in effect at the time of the merger or take-over shall govern the rights and obligations in respect of Dr. Quartermain’s stock options.

Named Executive Officer Termination and Change of Control Benefits

We have entered into employment agreements with each of our Named Executive Officers. Under the terms of the employment agreements, our Named Executive Officers are entitled to compensation, based on their remuneration at the time, in the event of termination without cause and on a change of control of the Company. No Named Executive Officer is entitled to compensation on resignation, retirement or termination for cause. A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares. Any such compensation payable to a Named Executive Officer is required to be paid to him within 30 days of the termination of the Named Executive Officer’s employment. The events selected for triggering payment in connection with termination without cause and on a change of control were determined by the Compensation Committee, with advice from independent consultants, based on industry standards at the time the agreements were entered into with the Named Executive Officers.

In respect of termination without cause, each of our Named Executive Officers is entitled to a lump sum payment equal to (i) 24 months of base salary, and (ii) two times the average annual bonus earned by the Named Executive Officer in the three immediately preceding years. The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers on termination without cause assuming termination on December 31, 2010.

			Option-Based	All Other
	Base Salary(1)(3)	Bonus(2)(3)	Awards	Compensation	Total
Name	($)	($)	($)	($)	($)
John Smith	1,243,250	513,877	-	-	1,757,127
Tom S.Q. Yip	557,008	177,655	-	-	734,663
George N. Paspalas(4)	724,747	278,370	-	-	1,003,117
Joseph J. Ovsenek(5)	655,540	322,380	-	-	977,920
Kenneth C. McNaughton(5)	522,823	215,691	-	-	738,514

(1)	24 months’ base salary for all Named Executive Officers.
(2)	Two times the average annual bonus earned by the Named Executive Officers in the three immediately preceding years.
(3)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(4)	George Paspalas resigned effective as of January 7, 2011.
(5)	Joseph Ovsenek and Kenneth McNaughton resigned effective as of February 15, 2011.

If within 12 months following a change of control, a Named Executive Officer’s employment is terminated without cause, or a Named Executive Officer terminates his employment for Good Reason (as described below), each of our Named Executive Officers is entitled to a lump sum payment equal to (i) 24 months of base salary, and (ii) two times the average annual bonus earned by the Named Executive Officer in the three immediately preceding years. In addition, if on a change of control, the acquiring company does not exchange options held by a Named Executive Officer for the acquiring company’s stock options without a material financial loss to the Named Executive Officer, any outstanding unvested options granted to the Named Executive Officer under our stock option plan shall become 100% vested and exercisable on the Named Executive Officer’s last day of employment.

“Good Reason” will arise within 12 months following a change of control where a Named Executive Officer is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.

Each Named Executive Officer is required to (a) not disclose or use for any purpose any of our confidential information following termination and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination following a change of control.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2010.

			Option-Based	All Other
	Base Salary(1)(4)	Bonus(2)(4)	Awards(3)(4)	Compensation	Total
Name	($)	($)	($)	($)	($)
John Smith	1,243,250	513,877	5,243,314	-	7,000,441
Tom S.Q. Yip	557,008	177,655	628,695	-	1,363,358
George N. Paspalas(5)	724,747	278,370	1,925,347	-	2,928,464
Joseph J. Ovsenek(6)	655,540	322,380	2,366,728	-	3,344,648
Kenneth C. McNaughton(6)	522,823	215,691	803,014	-	1,541,528

(1)	24 months’ base salary for Named Executive Officers.
(2)	Two times the average annual bonus earned by all Named Executive Officers in the three immediately preceding years.
(3)

Assumes no exchange of options held by Named Executive Officers for acquiring company’s stock options and the vesting of all outstanding options. Calculated based on the difference between the market price of our shares on the TSX on December 31, 2010 (C$27.81) and the exercise price of the option.

(4)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(5)	George Paspalas resigned effective as of January 7, 2011.
(6)	Joseph Ovsenek and Kenneth McNaughton resigned effective as of February 15, 2011.

Director Compensation

2010 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Mr. John Smith, our President and CEO and Dr. Robert A. Quartermain our former President and CEO, for the year ended December 31, 2010.

		Share-based	Option-based	All other
	Fees earned	awards(1)(2)	awards	compensation	Total
Name	($)(1)	($)	($)	($)(4)	($)(1)
A.E. Michael Anglin	58,258	58,258	-	48,548	165,064
John R. Brodie, FCA	72,823	58,258	-	48,548	179,629
Richard C. Campbell, MBE	61,365	58,258	-	48,548	168,201
R.E. Gordon Davis(3)	21,126	29,129	-	-	50,255
David L. Johnston	53,403	58,258	-	-	111,661
Richard D. Paterson	58,258	58,258	-	48,548	165,064
Peter W. Tomsett	121,371	116,516	-	48,548	286,435

(1)

All amounts are paid in Canadian dollars. Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.0299 for 2010.

(2)	Our Board of Directors adopted a deferred share unit plan effective July 1, 2008.
(3)	Mr. Davis retired from the Board on May 11, 2010.
(4)

Payments with respect to the participation by the directors in the initial public offering (“IPO”) of Pretium Resources Inc. (“Pretium”), whereby for every two shares of Pretium a director purchased in the IPO, the Company would purchase one share on the director’s behalf, up to a maximum number of shares purchased by the Company equal to C$50,000.

Our Board of Directors adopted a deferred share unit (“DSU”) plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders. With the adoption of the DSU plan, our directors will no longer receive option awards, other than a one-time grant on appointment to the Board of Directors at the discretion of our Compensation Committee. Under our DSU plan: (a) directors are awarded annual DSU grants and directors may elect to receive all or a portion of their annual retainer fees in DSUs, (b) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account, (c) DSUs are credited to a director’s account pro rata on a quarterly basis and (d) DSUs cannot be redeemed until the director ceases to be a member of the Board of Directors. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

The following table provides a breakdown of fees earned by our directors, other than Mr. John Smith our President and CEO, who does not receive DSUs, for the year ended December 31, 2010. The directors may elect to have their fees paid in cash or DSUs.

		Committee	Committee	Lead			Fees
	Retainer	Retainer	Chair	Director/Board	Total Fees	Fees taken	Taken in
	Fee	Fee	Retainer Fee	Chair Fee	Earned	in DSUs	Cash
Name	($)(2)	($)(2) (4)	($)(2) (4)	($)(2)	($)(2)	($)(1) (2)	($)(2)
A.E. Michael Anglin	43,694	14,564	-	-	58,258	58,258	-
John R. Brodie, FCA	43,694	14,564	14,565	-	72,823	21,847	50,976
Richard C. Campbell, MBE	43,694	7,962	9,709	-	61,365	30,682	30,683
R.E. Gordon Davis(3)	15,845	1,760	3,521	-	21,126	10,563	10,563
David L. Johnston	43,694	9,709	-	-	53,403	26,701	26,702
Richard D. Paterson	43,694	4,855	9,709	-	58,258	58,258	-
Peter W. Tomsett	-	-	14,565	106,806	121,371	121,371	-
Robert A. Quartermain(5)	13,661	-	-	-	13,661	13,661	-

(1)	Under our deferred share unit plan, a director may elect to receive all or a portion of his annual retainer fees as DSUs.
(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.0299 for 2010.
(3)	Mr. Davis resigned as a director as of May 11, 2010 and redeemed his DSUs on September 20, 2010.
(4)	Search Committee Fees were also paid to John R. Brodie (C$10,000), A.E. Michael Anglin (C$10,000) and Peter W. Tomsett (C$15,000).
(5)	Dr. Quartermain was granted DSUs as a non-executive Board Member until his resignation from the Board on May 11, 2010 and redeemed his DSUs on September 9, 2010.

For 2010, each of our directors, save for Mr. Tomsett, received an annual director retainer of C$45,000; each committee member, excluding the committee chair, received an annual retainer of C$5,000; the Audit Committee chair received an annual retainer of C$15,000; and the other committee chairs received an annual retainer of C$10,000. Mr. Tomsett, as the chair of our Board of Directors, receives an annual board chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee.

The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the annual retainers paid to the Board of Directors when warranted in the circumstances. In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Mr. John Smith, our President and CEO (who in 2010 received no additional compensation for his service as a director) at December 31, 2010.

Option-based Awards
	Number of securities
	underlying unexercised			Value of unexercised in-
	options	Option exercise price		the-money options(1)
Name	(#)	(C$)	Option expiration date	($)
A.E. Michael Anglin	50,000	29.02	August 7, 2013	-
John R. Brodie, FCA	30,000	21.30	July 27, 2011	196,360
	50,000	35.34	December 12, 2011	-
	14,000	36.14	December 18, 2012	-
Richard C. Campbell, MBE	50,000	29.02	August 7, 2013	-
R.E. Gordon Davis	30,000	21.30	July 3, 2011 (2)	196,360
	50,000	35.34	July 3, 2011 (2)	-
	14,000	36.14	July 3, 2011 (2)	-
David L. Johnston	30,000	21.30	July 27, 2011	196,360
	50,000	35.34	December 12, 2011	-
	14,000	36.14	December 18, 2012	-
Richard D. Paterson	50,000	29.02	August 7, 2013	-
Peter W. Tomsett	90,000	27.78	November 7, 2011	2,715
	50,000	35.34	December 12, 2011	-
	14,000	36.14	December 18, 2012	-

(1)

Calculated based on the difference of the market price of our shares on the TSX on December 31, 2010 (C$27.81) and the exercise price of the option. Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

(2)	Option expiry determined following the resignation of Mr Davis.

Outstanding Share-Based Awards

The following table sets out the value of share based awards outstanding for each of our directors, other than Mr. John Smith our current President and CEO (who received no additional compensation for his services as a director), as at December 31, 2010.

	Number of DSUs (#)	Value of DSUs
Name		($)(1)
A.E. Michael Anglin	13,042	364,663
John R. Brodie, FCA	9,535	266,600
Richard C. Campbell, MBE	10,974	306,851
David L. Johnston	11,696	327,022
Richard D. Paterson	14,452	404,088
Peter W. Tomsett	30,663	857,362

(1)

DSUs are only redeemable into cash upon a director ceasing to be a member of the board. Calculated based on the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Mr. John Smith our current President and CEO (who received no additional compensation for his services as a director), vested or earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	-	116,516	N/A
John R. Brodie, FCA	-	80,105	N/A
Richard C. Campbell, MBE	-	88,940	N/A
R.E. Gordon Davis(2)	-	39,692	N/A
David L. Johnston	-	84,959	N/A
Richard D. Paterson	-	116,516	N/A
Peter W. Tomsett	-	237,877	N/A
Robert A. Quartermain(3)	-	25,489	N/A

(1)	Deferred share units vest immediately and are credited to each directors’ account pro-rata on a quarterly basis.
(2)	R. E. Gordon Davis redeemed his DSUs on September 2, 2010. The market value at the date of redemption was C$18.78, for total proceeds of USD$156,052 (C$164,161.61).
(3)	Robert A. Quartermain redeemed his DSUs on September 9, 2010. The market value at the date of redemption was C$19.06, for total proceeds of USD$24,678 (C$25,488.75).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	No. of Securities to be	Weighted-average	Number of securities remaining
	issued upon exercise of	exercise price of	available for future issuances
	outstanding options,	outstanding options,	under equity compensation
	warrants and rights	warrants and rights	plans (excluding securities
	(a)	(C$)	reflected in (a))
		(b)	(c)
Equity compensation plans	4,703,870	27.30	3,262,634
approved by securityholders
Equity compensation plans	Nil	Nil	Nil
not approved by
securityholders
Total	4,703,870	27.30	3,262,634

Stock options to purchase securities of the Company are granted to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities in Canada. At the Company’s annual general meeting held on May 14, 2008, the shareholders of the Company approved an amended and restated stock option plan that reserved 10% of the issued and outstanding shares of the Company for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 10% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the Board of Directors, and (f) the minimum exercise price for a stock option is equal to the greater of (i) the closing price of the Company’s shares on the Toronto Stock Exchange on the day preceding the date of grant; and (ii) the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company, as a whole, is responsible for reviewing the overall governance principles of the Company and is responsible for any governance issues that may arise. National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The following describes the Company’s corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in NI 52-110 and in the Nasdaq Listing Rules, as at December 31, 2010, five of the seven members of the Board were independent. The members of the current Board who were independent in 2010 are John R. Brodie, FCA, Richard C. Campbell, MBE, David L. Johnston, Richard D. Paterson and Peter W. Tomsett. R.E. Gordon Davis, who resigned on May 11, 2010, was also an independent director. Mr. Smith is not independent by virtue of the fact that he is an executive officer of the Company.  From January 19, 2010 until August 6, 2010, A.E. Michael Anglin served as the Company’s interim President and Chief Executive Officer while the Board searched for a successor to fillthe role upon Robert A. Quartermain’s resignation on January 19, 2010. Accordingly, Mr. Anglin was not considered to be an independent director while he served, nor will he be for three years following him serving, as the Company’s interim President and Chief Executive Officer. At all times in 2010, a majority of the directors were independent.

Independent directors hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance. At each regularly scheduled Board meeting the independent directors will hold an in camera session. Mr. Tomsett, an independent director, was appointed Non-Executive Chairman on May 14, 2008, and again at each of the annual meetings of May 15, 2009 and May 11, 2010. The Chairman acts as chair of Board meetings, meetings of the independent members of the Board and acts as the liaison between management and the Board and attends all committee meetings ex officio.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
A.E. Michael Anglin	Emberclear Corp.
John R. Brodie, FCA	Ag Growth International Inc., Far West Mining Inc., Western Coal Corp.¸ and Wildcat Silver Corp.
David L. Johnston	Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd.
Peter W. Tomsett	Equinox Minerals Limited, North American Energy Partners Inc. and Talisman Energy Inc.

Interlocking Boards

None of the directors of the Company currently serve together on the board of any other company.

Attendance of Directors at Board and Committee Meetings

Since the beginning of the Company’s last financial year, the Board of Directors held a total of thirteen meetings, seven of which were held after the election of the directors at the 2010 Annual General Meeting. The attendance record of the directors at such meetings is as follows:

Summary of Attendance of Directors at Meetings
					Corporate
					Governance and	Safety and
		Independent	Audit	Compensation	Nominating	Sustainability
	Board	Director	Committee	Committee	Committee	Committee
Directors	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
	(13 Meetings)	(5 Meetings) (1)	(8 Meetings)	(10 Meetings)	(4 Meetings)	(4 Meetings)
A.E. Michael Anglin	13	2 (of 2)	-	-	-	4
John R. Brodie, FCA	13	5	8	10	-	-
Richard C. Campbell, MBE	13	5	-	3 (of 3)(3)	4	4
R.E. Gordon Davis(4)	5 (of 6)	2 (of 2)	-	6 (of 6)	1 (of 2)	-
David L. Johnston	12	5	-	-	4	4
Richard D. Paterson	13	5	8	10	-	-
Dr. Robert A. Quartermain(5)	6 (of 6)	-	-	-	-	-
John Smith	4 (of 4)(2)	-	-	-	-	-
Peter W. Tomsett	13	5	8	-	3(of 3)(6)	-
Overall Attendance Rate	98%	100%	100%	100%	92%	100%

(1)

At the end of each regularly scheduled meeting of the Board of Directors, other than as described below, the directors that are independent of management hold in camera meetings. During Mr. Anglin’s term as the Company’s interim President and Chief Executive Officer from January 19, 2010 until August 6, 2010, Mr. Anglin did not attend the independent director meetings. Upon his resignation of this interim position, Mr. Anglin commenced attending the independent director meetings. Although not considered to be independent under NI 52-110 since January 19, 2010, the Board of Directors are of the opinion that Mr. Anglin's independence was not compromised due to him serving as the Company's interim President and Chief Executive Officer. Mr. Anglin held this position on an interim basis while the Board searched for a President and Chief Executive Officer to replace Dr. Quartermain after his resignation on January 19, 2010.

(2)	Mr. Smith was appointed as a director and the Company’s President and Chief Executive Officer on August 6, 2010.
(3)	Mr. Campbell was appointed to the Compensation Committee on August 6, 2010.
(4)	Mr. Davis did not stand for re-election at the Company’s Annual General Meeting on May 11, 2010, and accordingly, he ceased to be a director as of that day.
(5)	Dr. Quartermain did not stand for re-election at the Company’s Annual General Meeting on May 11, 2010, and accordingly, he ceased to be a director as of that day.
(6)	Mr. Tomsett was appointed as the Chair of the Corporate Governance Committee on August 6, 2010.

Position Descriptions

The Board has developed a written position description for the Chair of the Board. The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that board functions, delegated to the Committees, are carried out.

The Board has developed a written position description for the CEO. The Board, on recommendation from the Compensation Committee, reviews and approves the annual personal objectives that the CEO is responsible for meeting and assesses the CEO’s performance against these objectives. Management is responsible for the day-to-day operations of the Company, reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Prior to mid-2008, new directors were also provided with an orientation binder that contained current and relevant information regarding the Company, the Board and its committees, which was regularly updated. Midway through 2008, the Company adopted an electronic Board portal to facilitate the provision of resources to the Board. The Corporate Governance and Nominating Committee reviews, approves and reports to the Board on the orientation process for new directors. All directors have access to a board portal where Company information is continually posted. The Board and its committees also arrange meetings with management to provide a review of the nature and operations of the Company.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management. During 2010, management held information sessions for new and existing directors, and the Board held strategic planning meetings with management. By using a Board of Directors composed of experienced professionals with a wide range of financial, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently. The Corporate Governance and Nominating Committee will review, approve and report to the Board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. If and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company, and reviewing the Company’s policies contained in the board portal. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with the Company’s operations. Presentations by management and the Company’s advisors are also planned to provide ongoing director education. In August 2010, directors were provided with training on the impact of International Financial Reporting Standards, and its implications both generally and specifically to the Company.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com.

Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the availability of the Whistle Blower Policy (as described below).

No material change report has been filed since January 1, 2010, or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

If a director or executive officer has an interest in any transaction or agreement before the Board, the interested directors or executive officers are excused from the meeting, after any questions for them have been asked, so that a free discussion may follow. The interested director will not vote or participate in the decision.

The Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In this regard, the Board has: established a Corporate Governance and Nominating Committee; established a Code of Conduct and Whistle Blower policy (which details complaint procedures for financial concerns), and requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct and Whistle Blower policy; and encourages management to consult with legal and financial advisors to confirm the Company is meeting its requirements.

Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs. The Corporate Governance and Nominating Committee is comprised of Peter W. Tomsett, Chair, Richard C. Campbell, MBE and David L. Johnston. All members of the Corporate Governance and Nominating Committee are independent. In reviewing potential candidates, the Corporate Governance and Nominating Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. This assessment involves the exercise of the Corporate Governance and Nominating Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board. Any new appointees or nominees to the Board must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director. The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. On this basis, the Committee makes recommendations to the Board regarding potential director candidates.

The Company has implemented a majority voting policy for directors. Information on the majority voting for directors is set out in this Information Circular under the heading Majority Voting for Directors.

Directors’ Compensation

The Compensation Committee is comprised of the following independent directors, Richard D. Paterson, Chair, John R. Brodie, FCA and Richard C. Campbell, MBE. The Compensation Committee reviews directors’ compensation annually and makes recommendations to the Board. In assessing directors’ compensation, the Compensation Committee reviews the compensation paid to directors of comparable companies.

The Compensation Committee also monitors, and makes recommendations to the Board in respect of, the performance of senior management and recommends the approval of their compensation to the independent members of the Board. More detailed disclosure of Board and executive compensation can be found in this Information Circular under the heading Executive Compensation.

The Compensation Committee has the responsibility for reviewing executive management’s direct remuneration and all stock option and PSU grants for approval by the independent members of the Board. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

The compensation committee has retained Towers-Watson as its independent compensation advisor since 2008. Towers-Watson provides the Compensation Committee with advice and counsel on matters relating to: executive compensation principles; review and design of all major compensation programs; review and design of compensation philosophy; advising on governance trends as they apply to compensation practices; providing market data relating to competitive practices and trends; and additional projects as requested by the Chair of the Compensation Committee. In 2010, Towers-Watson fees to the Company were C$36,836.79.

Board Mandate

The mandate of our Board of Directors is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to the best interests of Silver Standard and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

In supervising the management of our business and affairs, our Board of Directors, among other things:

  reviews and approves strategic plans prepared or updated by management on an annual basis and monitors annual progress in relation to strategic plans;

  reviews and approves programs and budgets for each fiscal year and monitors progress of programs and budget against approved objectives;

  monitors the integrity of our financial statements;

  monitors our compliance with legal and regulatory requirements;

  monitors and evaluates the performance of management, establishes compensation programs and succession planning and determines compensation of the CEO and senior management;

  oversees management’s implementation of environmental, community and health and safety policies and programs;

  assists management in identifying our principal business risks; and

  ensures that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

Committees of the Board of Directors

In order to assist the Board of Directors in carrying out its mandate, the Board of Directors has established four committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter;

2.	Compensation Committee, which carries out its functions in accordance with the Compensation Committee Charter;

3.	Corporate Governance and Nominating Committee, which carries out its functions in accordance with the Corporate Governance and Nominating Committee Charter; and

4.	Safety and Sustainability Committee, which carries out its functions in accordance with the Safety and Sustainability Committee Charter.

Their mandates and memberships are outlined below. All committee charters are reassessed annually by each respective committee. All committee charters are posted on our website www.silverstandard.com.

Audit Committee

The Audit Committee, comprised of John R. Brodie, FCA, Chair, Richard D. Paterson and Peter W. Tomsett, has the responsibility of, among other things, recommending the independent auditor to the Board; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Board of our annual and quarterly financial results and management discussion and analysis; and overseeing the establishment of “whistle-blower” and related policies. Each member of the Audit Committee is an independent director. NI 52-110 requires the Company’s Audit Committee to meet certain requirements. It also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company’s Form 20F for the fiscal year ended December 31, 2010, filed as an alternative Annual Information Form, which has been filed on SEDAR (see Additional Information at the end of this Information Circular).

Compensation Committee

The Compensation Committee, comprised of Richard D. Paterson, Chair, John R. Brodie, FCA and Richard C. Campbell, MBE, has the responsibility for recommending to the independent members of the Board executive and management direct remuneration and LTI’s in the form of PSUs and stock options. The President and CEO’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each of the members of the Compensation Committee is an independent director.

The Compensation Committee has the sole responsibility for recommending the compensation of the President and CEO for approval by the Board’s independent directors, and reviews the compensation of the President and CEO and the senior officers on an annual basis. Detailed disclosure about Executive Compensation can be found in this Information Circular under the heading Executive Compensation.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Peter W. Tomsett, Chair, Richard C. Campbell, MBE and David L. Johnston. The Committee is responsible for: assisting the Board of Directors by reviewing the corporate governance policies and procedures of the Company; identifying individuals qualified to become Board members, and recommending to the Board the director nominees for the next annual meeting of shareholders; in the event of any vacancy on the Board, by identifying individuals qualified to become Board members; and recommending to the Board qualified individuals to fill any such vacancy and recommending to the Board director nominees for each Board committee. Each member of the Corporate Governance and Nominating Committee is an independent director. The Corporate Governance and Nominating Committee is responsible for proposing new nominees to the Board. This committee is also responsible for identifying required competencies and characteristics of potential directors.

Safety and Sustainability Committee

The Safety and Sustainability Committee is comprised of Richard C. Campbell, MBE, Chair, A.E. Michael Anglin and David L. Johnston. The Committee is responsible for, among other things, monitoring our safety, health, security, environment and community relations performance on behalf of the Board and assessing the effectiveness of our safety, health, security, environment and community relations policies and practices. In 2010, each member of the Safety and Sustainability Committee other than Mr. Anglin, was independent. In January 2010, Mr. Anglin was appointed interim President and Chief Executive Officer. Subsequent to such appointment, the Board amended the Safety and Sustainability charter so that a majority of directors of the Committee are required to be independent, thus allowing Mr. Anglin to remain on the Committee.

Assessments

The Corporate Governance and Nominating Committee reviews, at a minimum on an annual basis, the overall effectiveness of the Board, committees and individual directors. The Board assesses performance based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and committees. In 2010, a formal Board, Committee and Chair Evaluation questionnaire and individual director self assessment was prepared and completed by each director. The Board evaluation form asks the directors to assess the effectiveness of the following matters: board organization and structure; board culture; board information and resources, managing the affairs of the board, management and human resources; strategy and plans; financial and corporate issues; business risk and management; policies and procedures; shareholder and corporate communications; legal obligations, and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance. The board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The directors also completed a self assessment questionnaire and committee and board chair performance reviews. The Corporate Governance and Nominating Committee asks each director to complete the questionnaires and return them to the Company’s Corporate Secretary to summarize the results for the Corporate Governance and Nominating Committee Chair. The Corporate Governance and Nominating Committee Chair will then discuss with individual directors the questionnaires if necessary, and report the results to the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee will review the results and make any necessary recommendation to the Board for adoption.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP, has served as the Company’s auditor since 1998.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

On March 28, 2011, our directors adopted an amended and restated version of the Silver Standard Stock Option Plan (the “Plan”) that provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares, including previously granted stock options. At the date of this Information Circular, 5.02% of our issued and outstanding common shares are reserved for issuance on exercise of outstanding stock options.

Our ability to issue stock options is essential to our ability to compete for, and develop, our silver resources, as we compete with other development and operating companies not only for silver resources, but also for human resources. As we continue our transition from an exploration company to an operating mining company, we continue to build up our operational capacity by hiring the key individuals required for production. As a result, the issuance of stock options allows us to attract quality individuals in a highly competitive market and incentivize these individuals to maximize shareholder value over the long term as we grow Silver Standard into a premier silver producer.

Material Changes to the Existing Stock Option Plan

We are not proposing to make any material changes to our existing Stock Option Plan. Any changes to the Plan are administrative in nature or to comply with tax withholding requirements.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

Eligible Participants

The Plan provides that stock options may be granted to our directors, officers, employees and service providers (and those of our subsidiaries). For the purposes of the Plan, the term “service provider”, as set out in section 613 of the TSX Company Manual, means a person or company engaged by us to provide services for an initial, renewable or extended period of twelve months or more.

Shares Available for Issuance

The Plan amends and restates our stock option plan (the “Prior Plan”) adopted by our Board of Directors on April 11, 2008 and approved by our shareholders on May 14, 2008. On August 5, 2010, the Board of Directors amended the Prior Plan by revising the definition of “Change of Control” to (i) increase the aggregate voting shares required to be acquired by any person or persons acting in concert from 20% to 50%, and (ii) increase the aggregate book value of assets required to be sold or leased by the Company from 30% to 50%, to constitute a Change of Control (as defined in the Prior Plan). These amendments did not require shareholder approval and were made in accordance with the amendment provisions of the Prior Plan.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares (subject to standard anti-dilution adjustments). All outstanding stock options granted under the Prior Plan, a total of 4,021,338 stock options as of April 6, 2011, are included in determining the maximum number of shares reserved for issuance under the Plan.

The Plan is considered a “rolling” stock option plan as the number of shares available for issue under the Plan increases with the number of our issued and outstanding shares. The Plan is also considered an “evergreen” stock option plan as when a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option again become available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

As of April 6, 2011, we had 80,088,236 of our common shares issued and outstanding and options to acquire 4,007,338 of our common shares outstanding (representing 5.00% of our issued and outstanding common shares). As the Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares, as of April 6, 2011, options to acquire an additional 4,001,486 of our common shares were available for grant.

Plan Administration

Under the Plan, our Board of Directors may, from time to time, designate one of our officers or employees as administrator (the “Administrator”) for the purposes of administering the Plan. The Board has currently designated our Corporate Secretary as the Administrator.

Limitations on the Grant of Options

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options, in what amounts and for what term, subject to the following conditions:

(a)	options may be exercisable for a maximum of ten years from the date of grant. All stock options granted in 2011 to date have a term of seven years;

(b)	options to acquire no more than 5% of our issued and outstanding shares may be granted to any one director, officer, employee or service provider in any 12 month period; and

(c)

the number of securities issuable (or, reserved for issuance) to insiders under all share compensation arrangements, cannot at any time exceed 10% of our issued and outstanding shares, and the number of securities issued to insiders under all share compensation arragements, within a one year period, cannot exceed 10% of our issued and outstanding shares.

The Plan provides that other terms and conditions may be attached to a particular stock option, with those terms and conditions to be referred to in a schedule attached to the option certificate.

Exercise Price

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set out in the option certificate issued in respect of the option and in any event will not be less than the market price of our common shares as of the date of the grant of the stock option (the “Award Date”). The market price of our common shares for a particular Award Date will typically be the greater of (i) the volume weighted average trading price of our shares, calculated by dividing the total value by the total volume of securities traded, for the five trading days immediately preceding the Award Date, and (ii) the closing price of our common shares on the Toronto Stock Exchange on the day preceding the Award Date. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Stock Appreciation Rights

The Plan grants our Board the discretion to allow a holder on exercise of an option to receive either:

(a)

the number of our common shares obtained by dividing (i) the difference between the volume weighted average trading price of our common shares for the five days preceding the exercise of the option and the exercise price, multiplied by the number of common shares in respect of which the option would otherwise be exercised upon payment of the aggregate exercise price by (ii) the volume weighted average trading price of our common shares for the five days preceding the exercise of the option; or

(b)	a cash payment equal to the amount of money calculated in accordance with clause (a)(i).

The Board does not currently intend to allow an option to be exercised in accordance with (a) or (b) above. As we continue our transition to a producing company, however, the Board will consider whether to exercise its discretion to allow a holder to exercise an option in accordance with (a) or (b).

Expiration or Termination

Under the Plan, a stock option will expire immediately in the event an employee ceases to be an employee as a result of termination for cause.  In the event an employee ceases to be an employee as a result of termination without cause or resigns, a stock option will expire 30 days after the end of an employee’snotice period or at such other date as determined by the Board. In addition, a stock option will expire, unless otherwise determined by the Board, 30 days after (a) a director ceases to a director and (b) the expiration of a service provider’s contract. In the event that the option holder should die, the expiry date shall be the first anniversary of the option holder’s date of death.

If an option expires during a trading blackout or within 10 business days after the date on which the blackout ends, then the expiry date of the option will be extended for a period of 10 business days after the date on which the trading blackout ends.

Vesting

Stock options granted to directors, officers, employees or service providers will vest when granted unless otherwise determined by the Board on a case by case basis. In 2010, all stock options granted will vest on the basis of: 1/3 one year after the Award Date; 1/3 two years after the Award date; and 1/3 three years after the Award Date. The Board believes this vesting schedule appropriately incentivizes the option holder to perform with the long-term goals of the Company in mind and aligns the option holder’s interests with those of the Company’s shareholders. In the event of a Change of Control (as defined in the Plan), all options outstanding shall immediately vest and be exercisable.

Amendments

Shareholder approval will be required in respect of:

(a)	any amendment to the number of our common shares issuable under the Plan;

(b)	any amendment which reduces the exercise price of an option held by a person who is one of our insiders at the time of such proposed amendment;

(c)	any amendment to the transferability or assignability of an option, except as otherwise permitted by the Plan;

(d)

any amendment extending the term of an option held by a person who is one of our insiders at the time of such proposed amendment beyond its original expiry date, except as otherwise permitted by the Plan; and

(e)	amendments required to be approved by shareholders under applicable law.

The Board may approve all other amendments to the Plan or options granted under the Plan in its discretion without shareholder approval. The following types of amendments would not require shareholder approval:

(a)	amendments of a “housekeeping” or administrative nature;

(b)	amendments necessary to comply with the provisions of applicable law or stock exchange rules;

(c)	any amendment which reduces the exercise price of an option held by a person who is not one of our insiders at the time of the proposed amendment;

(d)	any amendment which increases the exercise price of an option;

(e)	any amendment extending the term of an option held by a person who is not one of our insiders at the time of the proposed amendment beyond its original expiry date;

(f)	any expansion of the scope of persons eligible to participate in the Plan;

(g)	amendments respecting administration of the Plan;

(h)	any amendment to the vesting provisions of the Plan or any option;

(i)

any amendment to the early termination provisions of the Plan or any option, whether or not the option is held by one of our insiders, provided the amendment does not entail an extension beyond the original expiry date of the option; and

(j)	amendments necessary to suspend or terminate the Plan.

Assignment of Options

Options are not assignable or transferable, other than in the event of an option holder’s death. In such event, the option holder’s personal representative may exercise any portion of the option holder’s outstanding options for a period of one year following the option holder’s death.

Financial Assistance

Common shares will not be issued pursuant to stock options granted under the Plan until they have been paid for in full by the option holder. We will not provide financial assistance to option holders to assist them in exercising their stock options, provided, however, that the Board may, in its discretion, authorize the Administrator to make arrangements with one or more investment dealers to make loans to the holders of options of the funds required by them to pay all or a portion of the aggregate exercise price payable upon the exercise of options. Such arrangements, if any, will be solely between any such investment dealer and holder of options and the Company will not have any liability or responsibility for any such arrangements or any loans pursuant thereto.

Copy of the Plan

A copy of the Plan will be available for viewing up to May 11, 2011, the date of the Annual and Special Meeting, at our offices at 1400 - 999 West Hastings Street, Vancouver, B.C., and on May 11, 2011, at the Annual and Special Meeting.

Approval of the Plan

According to the policies of the TSX, all evergreen stock option plans must be approved by:

(a)	a majority of the issuer’s directors; and

(b)	the issuer’s shareholders;

when instituted and thereafter every three years.

As of the date of this Information Circular, all of our directors, including our unrelated directors, have approved the Plan. Accordingly, we will seek shareholder approval of the Plan as described below.

Shareholder Approval

As the TSX requires shareholder approval of stock based compensation arrangements and to ensure that the Plan is acceptable to our shareholders, we will ask our shareholders to approve the Plan at the Meeting. In the event the Plan is not approved by our shareholders:

a)	previously allocated options will continue unaffected by disapproval of the resolution;

b)	no further options will be granted under the Prior Plan; and

c)	previously granted options will not be available for re-allocation if they are cancelled prior to exercise.

Our shareholders will be asked to consider and, if thought fit, pass the following resolution at the Meeting.

“RESOLVED THAT:

1.

the amended and restated Silver Standard Stock Option Plan (the “Plan”) adopted by the Board of Directors of the Company on March 28, 2011 and as described in the Management Information Circular dated April 6, 2011, including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company, be and is hereby authorized and approved;

2.	the Company be and is hereby authorized to grant stock options under the Plan in accordance with its terms until May 11, 2014, and all unallocated options under the Plan are hereby approved; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions and filings as the Company may be required to make to give effect to this resolution.”

Shareholders must vote FOR or AGAINST the above resolution (not “FOR” or “ABSTAIN”).

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under “Silver Standard Resources Inc.” Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year copies of which were previously mailed to shareholders who requested them, and are filed and available on SEDAR. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Corporate Secretary at 604-689-3846.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual and Special Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorised, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

“John Smith”
John Smith, President and Chief Executive
Officer